JEFFERIES LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF NOVEMBER 30, 2015
(Dollars in Thousands)

ASSETS

Cash and cash equivalents	$	2,024,461
Cash segregated and on deposit for regulatory purposes or deposited with clearing and depository organizations		670,033
Financial instruments owned, at fair value, including securities pledged of $8,764,764		11,447,831
Investments in managed funds		7,329
Other investments		4,190
Securities borrowed		6,913,550
Securities purchased under agreements to resell		3,069,475
Receivables:		
Brokers, dealers, and clearing organizations		269,947
Customers		1,190,756
Fees, interest, and other		181,351
Due from affiliates		7,390
Premises and equipment, net		209,103
Goodwill		1,352,462
Other assets		464,722
Total assets	$	27,812,600

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Short-term borrowings	$	262,000
Financial instruments sold, not yet purchased, at fair value		5,551,733
Securities loaned		2,903,389
Securities sold under agreements to repurchase		8,415,157
Other secured financings (including $60,000 from VIEs)		60,000
Payables:		
Brokers and dealers		1,116,737
Customers		3,081,674
Due to Parent and affiliates		206,983
Accrued expenses and other liabilities (including $25 from VIEs)		562,953
Total liabilities		22,160,626
Subordinated liabilities		2,250,000
Member's equity		3,401,974
Total liabilities and member's equity	$	27,812,600

See notes to Consolidated Statement of Financial Condition